

May 7, 2013

Via E-mail
David A. Martin
Senior Vice President and Chief Financial Officer
Aegion Corporation
17988 Edison Avenue
Chesterfield, MO 63005-1195

> **Re:** **Aegion Corporation**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **Form 10-Q for the Period Ended March 31, 2013**
> **Filed April 26, 2013**
> **Form 8-K Filed March 1, 2013**
> **File No. 1-35328**

Dear Mr. Martin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 1. Business, page 2

Contract Backlog, page 12

1. Please tell us and revise your future filings to quantify the amount of backlog that represents government contracts that are firm but not yet funded as of the periods presented in your filing. Please refer to Item 101(c)(1)(viii) of Regulation S-K.

2. In light of the significance of backlog to your industry, please tell us how you will consider revising your future filings to provide additional granularity to your backlog disclosures. For

example, we believe that investors would find it helpful if backlog disclosures included amounts disaggregated by:

- Contract type (i.e. fixed price vs. time and materials);
- Source (i.e. company separate from VIE/joint venture);
- Pass through separate from non-pass through; and
- Customer type (i.e. specific government agencies and/or municipalities).

3. As a related matter, we also believe it would be beneficial if you disclosed any material expected margin trends in backlog. For example, we note that in 2011, one of your joint ventures was awarded a contract in Morocco which is the largest contract ever awarded to your Energy and Mining segment. In your fourth quarter earnings call on February 26, 2013, management indicated that the gross margins for this segment were negatively affected by the lower margins associated with this Morocco project. Please tell us how you will consider disclosing this information in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 31

Segment Results, page 34

4. You disclose on page 35 that the 310 basis point margin decline in the industrial linings operations of your Energy and Mining segment was due to the growth of international markets. We note that your Moroccan project was the largest contract ever awarded to this segment. Please show us how you will revise your future filings to specifically discuss the impact that the Moroccan project had upon the Energy and Mining segment's revenue and gross profit, as well as the expected impact on future operations. To the extent that you have significant contracts that materially affect your segment results in future periods, please ensure that your MD&A in future filings quantifies the specific impact that the contract had upon your results of operations, financial condition and liquidity as applicable.

Liquidity and Capital Resources, page 41

5. You disclose on page 42 that you have approximately $16 million in receivables that are delayed in payment and have been outstanding for various periods from 2009 through 2012. Please quantify for us the amounts outstanding both based on the year in which the receivable was originally recognized and based on the location of the project. For the outstanding amounts which were originally recognized more than two years from the date of your financial statements, please tell us and revise your future filings to describe the circumstances behind the delays in receiving payment and the specific reasons why you believe these amounts are fully collectible.

Critical Accounting Policies, page 45

6. You disclose on page 48 that for purposes of your goodwill impairment review, you have ten reporting units. However, on page 47, you appear to list 11 reporting units. Please help clarify this apparent inconsistency. Furthermore, you indicate that five of your reporting units had carrying values that were within 15% of their carrying value. You appear to have identified four of these reporting units; please tell us and revise your future filings as necessary to identify the fifth reporting unit.

7. On page 48, you identify recent macroeconomic issues throughout Europe as a factor that led to the decrease in fair value of your European Water and Wastewater reporting unit as determined in your October 2012 goodwill impairment analysis. Furthermore, on pages 37 and 38, you identified weak economic conditions in Spain, growth in the Netherlands at lower margins, and competitive pressures in Switzerland as factors affecting the decline in your gross profit margin in the European Water and Wastewater Segment during 2012. Please tell us how the assumptions used in performing your October 2012 goodwill impairment analysis for the European Water and Wastewater reporting unit differed from the assumptions used for the other reporting units and how you determined that they are reasonable in light of the current economic environment in that region.

Consolidated Financial Statements, page 50

2. Summary of Accounting Policies, page 63

8. We note your disclosures on pages 60 and 68 that you purchased the remaining equity interests of your joint venture in India during 2012. Please tell us how you considered the need to provide the disclosures described in ASC 810-10-50-1A(d).

9. Please show us how you will revise your future filings to disclose your accounting policy related to pre-contract costs on both governmental and non-governmental contracts. In doing so, please disclose whether or not pre-contract costs related to unsuccessful contract bids are written off in the period you are informed you did not get the specific contract. If not, please disclose why not and discuss when they are expensed and your basis for that alternative treatment.

10. Please show us how you will revise your future filings to disclose your accounting policy for costs attributed to unpriced change orders.

Revenues, page 64

11. You disclose on page 10 that you have granted licensees with the right to utilize your know-how and patent rights relating to certain processes as well as the use of your copyrights and trademarks. Please supplementally quantify for us your royalty revenue for the periods presented in your filings, tell us how you have accounted for this revenue, and if material,

show us how you will revise your future filings to include financial statement footnote disclosure describing your accounting policies for royalty fees charged to licensees.

12. Please show us how you will revise your future filing disclosures to discuss your accounting policies regarding revenue from claims. Please refer to paragraphs 6-8 of ASC 605-35-50.

Form 10-Q for the Period Ended March 31, 2013

General

13. Please address the above comments in your interim filings as well.

9. Segment Reporting, page 20

14. You disclose on page 20 that, due to an internal management reorganization, you combined the previously reported European Water and Wastewater reportable segment with the Asia Pacific Water and Wastewater reportable segment for all periods presented. The resulting International Water and Wastewater reporting segment was formed during the first quarter of 2013. So that we may more fully understand the reasons for your change in segment reporting, please tell us and show us how you will revise your future filings to explain how your internal management structure changed and the impact that this had on the way your chief operating decision maker make operating decisions, assesses performance, and allocates resources.

15. As a related matter, we note that you are incorporating your December 31, 2012 annual financial statements on Form 10-K into various registration statements on Form S-8. Please tell us how you considered the need to revise your segment reporting financial statement footnote, description of business, MD&A and other Form 10-K disclosures as necessary to reflect the new reportable segments. The revised annual financial statements and related disclosures could be included in the registration statements or in a Form 8-K incorporated by reference.

Form 8-K Filed March 1, 2013

Exhibit 99.1, page 13

16. On pages 13-16 of this exhibit you provide reconciliations that include non-GAAP income statements for the three and twelve months ended December 31, 2012 and 2011. Your current presentation could place undue prominence on the non-GAAP income statements. Please show us how you will revise your future filings to present only the non-GAAP measures you feel are most relevant to the discussion presented in your Form 8-K and reconcile those measures to U.S. GAAP. Please refer to Question 102.10 of the Compliance and Disclosure Interpretations for Non-GAAP Measures which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

David A. Martin
Aegion Corporation
May 7, 2013
Page 5

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or the undersigned, at (202) 551-3355 if you have any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief